Exhibit 99.2

QUEST CAPITAL CORP.

Unaudited Interim Consolidated Financial Statements
March 31, 2009
(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at March 31, 2009 with comparative figures for December 31, 2008 and March 31, 2008
(Expressed in thousands of Canadian dollars)

	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
assets
Cash deposits	3,875	1,621	1,894
Restricted cash (note 5)	2,906	4,014	8,598
Loans receivable (note 6)	370,382	372,084	327,087
Income tax receivable	91	190	-
Future income tax (note 11)	4,232	4,944	3,552
Premises and equipment (note 7)	841	862	866
Other assets	497	540	494
	382,824	384,255	342,491
liabilities
Accounts payable and accrued liabilities (note 12)	2,694	3,079	6,628
Revolving debt facility (note 8)	46,323	50,153	39,917
Income tax payable	-	-	165
Future income tax (note 11)	749	841	893
Preferred share liability (note 10)	38,863	38,724	-
Asset retirement obligation (note 9)	433	459	553
	89,062	93,256	48,156

shareholders’ equity
Share capital (note 10)	208,341	207,161	207,161
Contributed surplus (note 10)	8,154	7,954	7,206
Retained earnings	77,267	75,884	79,968
	293,762	290,999	294,335
	382,824	384,255	342,491

Commitments and contingencies (notes 6(e) and 13)
Subsequent events (note 20)

Approved by the Board of Directors

“Stephen C. Coffey” Director __________________________ Stephen C. Coffey	“A. Murray Sinclair” Director __________________________ A. Murray Sinclair

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Retained Earnings
For the three months ended March 31, 2009 and 2008
(Expressed in thousands of Canadian dollars)

	2009	2008
	$	$
Retained earnings – beginning of period	75,884	76,539

Net income for the period	1,383	7,099

Dividends	-	(3,670)

Retained earnings – end of period	77,267	79,968

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Income and Comprehensive Income
For the three months ended March 31, 2009 and 2008
(Expressed in thousands of Canadian dollars, except per share amounts)

	2009	2008
	$	$
Interest income	8,697	11,000
Interest expense	(2,124)	(423)
Net interest income	6,573	10,577
Provision for loan losses (note 6(d))	(2,597)	(204)
Net interest income after provision for loan losses	3,976	10,373
Other income
Syndication fees (note 12)	13	251

Net interest and other income	3,989	10,624

Non-interest expense
Salaries and benefits	874	736
Bonuses	-	505
Stock-based compensation (note 10(e))	200	272
Office and other	401	586
Legal and professional services	222	722
Regulatory and shareholder relations	96	203
Directors’ fees	45	53
Resource asset related expenses	85	63
	1,923	3,140
Income before income taxes	2,066	7,484

Income tax expense (note 11)
Current	94	64
Future	589	321
	683	385
Net income for the period	1,383	7,099
Other comprehensive income	-	-
Comprehensive income for the period	1,383	7,099

Earnings per share
Basic	0.01	0.05
Diluted	0.01	0.05

Weighted average number of shares outstanding
Basic	147,913,521	146,789,711
Diluted	147,913,521	147,716,083

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

 Quest Capital Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2008
(Expressed in thousands of Canadian dollars)

	2009	2008
	$	$
Cash flows from operating activities
Net income for the period	1,383	7,099
Adjustments to determine net cash flows relating to operating items:
Amortization of premises and equipment	89	76
Future income taxes	589	321
Stock-based compensation	200	272
Provision for loan losses	2,597	204
Amortization of deferred interest and loan fees	(950)	(1,650)
Deferred interest and loan fees received	173	2,556
Amortization of financing costs	309	81
Accretion expense	7	9
Expenditures for reclamation and closure	(33)	(28)
Decrease (increase) in prepaid and other	74	(120)
Increase (decrease) in accounts payables and accrued liabilities	794	(452)
Decrease in income tax receivable	99	-
Decrease in income tax payable	-	(23)
	5,331	8,345
Cash flows from (used in) financing activities
Dividends paid – common shares	-	(3,670)
Revolving debt facility
Advances	4,000	26,500
Repayments	(8,000)	(11,000)
Financing costs	-	(664)
Repayment of other debt facility	-	(1,365)
	(4,000)	9,801
Cash flows from (used in) investing activities
Activity in loans
Funded	(11,016)	(61,693)
Repayments	12,396	12,834
Other	(1,497)	(1,628)
Purchases of premises and equipment	(68)	(102)
Decrease in restricted cash	1,168	3,923
	983	(46,666)
Unrealized foreign exchange loss on cash held in foreign subsidiary	(60)	(70)
Increase (decrease) in cash deposits	2,254	(28,590)
Cash deposits - beginning of period	1,621	30,484
Cash deposits – end of period	3,875	1,894

Supplementary cash flow information (note 18)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

1    NATURE OF OPERATIONS

Quest Capital Corp.’s (“Quest” or the “Company”) business is to provide mortgage financings. The Company is a mortgage investment corporation (“MIC”) for Canadian income tax purposes.  A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

2    BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These interim unaudited consolidated financial statements should be read in conjunction with the Company’s 2008 audited annual financial statements and notes.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

3    SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and its 75% proportionate joint venture interest in the Castle Mountain property.

4    CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3064 “Goodwill and Intangible Assets”. The adoption of this standard did not impact the Company’s balance sheet or statement of income.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

5    RESTRICTED CASH

Restricted cash comprises:

	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Castle Mountain	1,603	1,755	1,955
Interest on loans receivable (held in trust)	1,303	2,259	6,643
Total	2,906	4,014	8,598

  a) Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,271 ($1,603) as at March 31, 2009 (December 31, 2008 - US$1,441 ($1,755), March 31, 2008 US$1,902 ($1,955)) in a fund to fulfill reclamation and closure obligations at its’ Castle Mountain property.

  b) Interest on loans receivable (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan receivable amount in trust as interest reserves.  These amounts are applied as interest payments become due.  Amounts held in trust relating to unearned interest are reported as restricted cash.

6    LOANS RECEIVABLE

  a) Loans and allowance for loan losses

Loans receivable as at March 31, 2009:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal[1]	381,774	14,438	-	14,438	367,336
Bridge loan principal	4,404	1,894	-	1,894	2,510
Accrued interest and deferred loan fees	536	-	-	-	536
	386,714	16,332	-	16,332	370,382

  1 Foreclosed real estate assets-held-for-sale with a net carrying value of $4,231 are included in mortgage principal based on estimated net realizable value.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Loans receivable as at December 31, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal[2]	382,481	12,399	-	13,735	370,082
Bridge loan principal	5,106	1,336	-	1,336	3,770
Accrued interest and deferred loan fees	(1,768)	-	-	-	(1,768)
	385,819	13,735	-	13,735	372,084

  2 Foreclosed real estate assets-held-for-sale with a net carrying value of $4,259 are included in mortgage principal based on estimated net realizable value.

Loans receivable as at March 31, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
	$	$	$	$	$
Mortgage principal	325,936	-	198	198	325,738
Bridge loan principal	9,509	-	6	6	9,503
Accrued interest and deferred loan fees	(8,154)	-	-	-	(8,154)
	327,291	-	204	204	327,087

b) Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired because they are either less than 90 days past due or are fully secured and there is reasonable assurance of collection of principal and accrued interest.

Loans past maturity date:

Days Outstanding Past Maturity	Number of Loans	March 31, 2009	Number of Loans	December 31, 2008	Number of Loans	March 31, 2008
			$		$	$
1 – 30 days	-	-	-	-	1	13,065
31 – 60 days	-	-	1	8,090	-	-
61 – 90 days	-	-	2	28,514	-	-
	-	-	3	36,604	1	13,065

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Loans past payment date:

Days Outstanding Past Payment Date	Number of Loans	March 31, 2009	Number of Loans	December 31, 2008	Number of Loans	March 31, 2008
		$		$		$
1 – 30 days	1	1,725	1	5,337	1	11,376
31 – 60 days	1	10,000	-	-	-	-
61 – 90 days	-	-	-	-	-	-
	2	11,725	-	5,337	-	11,376

The principal collateral and other forms of collateral that the Company holds as security for the loans includes real property and other assets, including securities, cash and borrower guarantees. Valuations of the collateral are periodically updated depending on the nature of the collateral.

The estimated fair value of the collateral of the past due loans that are not impaired is in excess of the carrying value of these loans as at March 31, 2009.

c)  Loans renegotiated or renewed during the period

The Company is requesting repayment of all loans at maturity. In certain instances the Company may choose to renegotiate or renew loans instead of enforcing its security on loans which have not been repaid.  Loans whose terms have been renegotiated are no longer considered to be past due but are considered to be in good standing and are therefore treated as performing loans.

Given current adverse economic conditions and a lack of market take-out financing options for certain of the Company’s loan borrowers, management uses its market knowledge in considering the most appropriate measures to achieve preservation of capital. As these borrowers are unable to repay their loans, the Company takes measures which may include changes in contractual maturity dates or interest terms, receipt of additional collateral, borrower personal guarantees or principal reductions.

During the period ended March 31, 2009, four loans with an outstanding principal of $37,923 were renegotiated or renewed.  None of the loans were assessed by management as requiring a specific loan loss provision as at March 31, 2009 based on a comparison of estimated collateral value and/or expected future cashflows with the outstanding carrying value of the loans.

d)  Impaired loans and allowances for loan losses

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is non-performing. Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loans and accordingly such loans are no longer classified as impaired.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Alternatively, the Company may restructure a loan to bring it into good standing and, if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

The Company’s impaired loans and specific allowances are as follows:

	March 31, 2009		December 31, 2008		March 31, 2008
	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount	Number of loans	Gross Impaired Amount
			$		$	$
Impaired loans with specific allowances	11	66,826	10	56,544	-	-
Specific allowances		(16,332)		(13,735)		-
	11	50,494	10	42,809	-	-
Impaired loans without specific allowances	4	46,999	4	47,180	4	12,600
Total impaired loans, net of specific allowances	15	97,493	14	89,989	4	12,600

At March 31, 2009, the total estimated fair value of the collateral of impaired loans with specific allowances is $65,177 (December 31, 2008 $48,100, March 31, 2008 $nil) and for impaired loans without specific allowances is $69,020 (December 31, 2008 $79,222, March 31, 2008 $18,625). Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals, and management’s knowledge of the collateral, credit and real estate markets.

The Company has recorded specific allowances for loan losses as follows:

	March 31, 2009	March 31, 2008
	$	$
Balance – beginning of period	13,735	-
Provision for loan losses	2,597	-
Direct write-offs, net of reversals	-	-
Balance – end of period	16,332	-

During the period ended March 31, 2008, the Company began providing for a general allowance for loan losses to reflect probable, but unidentified losses in the portfolio.  However, at March 31, 2009 and December 31, 2008, the Company performed a comprehensive review of its loan portfolio to determine specific allowances for each loan and as such, a general allowance is not required.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

The Company has recorded general allowances for loan losses as follows:
	March 31, 2009	March 31, 2008
	$	$
Balance – beginning of period	-	-
General allowance for the period	-	204
Balance – end of period	-	204

e) Loan commitments

At March 31, 2009, the Company has loan commitments for future advances on construction loans of up to $36 million of which $35 million is scheduled for 2009, and $1 million in 2010.  However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, and no material adverse changes in the assets, business or ownership of the borrower and other terms.

f) Composition of loan portfolio:

The following table indicates the composition of the Company’s loans by sector as follows:

	March 31, 2009		December 31, 2008		March 31, 2008
	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding	Number of loans	Principal Outstanding
			$		$	$
Land under development	21	176,070	21	172,076	23	168,372
Real estate – residential	4	8,461	5	13,704	7	24,671
Real estate – commercial	7	63,591	7	64,784	9	57,097
Construction	19	133,652	20	131,917	16	75,796

Total mortgages	51	381,774	53	382,481	55	325,936

Bridge loans	3	4,404	4	5,106	5	9,509

Total loan principal	54	386,178	57	387,587	60	335,445

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

g)  Geographic distribution of loan principal

The following table indicates the geographical distribution of the Company’s mortgage loans:

	March 31, 2009			December 31, 2008			March 31, 2008
	Number of loans	Principal Outstanding		Number of loans	Principal Outstanding		Number of loans	Principal Outstanding
	$			$			$
British Columbia	17	153,391	40%	17	151,096	40%	20	171,044	53%
Prairies	28	176,610	46%	29	183,217	48%	32	133,722	41%
Ontario	6	51,773	14%	7	48,168	12%	3	21,170	6%
Total mortgage loans	51	381,774	100%	53	382,481	100%	55	325,936	100%

7PREMISES AND EQUIPMENT

	March 31, 2009			December 31, 2008	March 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value
	$	$	$	$	$
Land	35	-	35	35	35
Leasehold improvements	631	293	338	371	458
Computer equipment	506	322	184	215	246
Computer software	208	39	169	118	-
Office equipment	204	89	115	123	127
	1,584	743	841	862	866

Amortization included in net income for the period is $89 (2008 - $76).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

8    REVOLVING DEBT FACILITY

In January 2008, the Company entered into a two year revolving debt facility syndicated among three Canadian chartered banks for a maximum borrowing of $88,000. In December 2008, the Company amended the terms of the agreement and reduced the facility limit to $70,000.  The facility bears interest based on prime rate plus an increment and is collateralized by the Company’s loan portfolio.

As at March 31, 2009, $46,860 was drawn down under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the facility which is due to mature in January 2010. As the Company obtained a waiver of certain covenants during the period ended March 31, 2009; as at March 31, 2009, the Company was in compliance with all required remaining financial covenants under the revolving debt facility (see notes 16 and 20(c)).

	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Revolving debt facility drawn	46,860	50,860	40,500
Less: unamortized balance of financing costs	(537)	(707)	(583)
	46,323	50,153	39,917

9    ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.  The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in note 5.

A reconciliation of the asset retirement obligation is as follows:

	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Balance - beginning of period/year	459	572	572
Liabilities settled	(49)	(135)	(48)
Accretion expense	7	35	9
Revision in estimated cash flows	-	(123)	-
Foreign exchange	16	110	20

Balance - end of period/year	433	459	553

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

10    SHARE CAPITAL

a)   Authorized

Unlimited first and second preferred shares
Unlimited common shares without par value

b) Cumulative 13.50% First Preferred Shares, Series A issued and outstanding (classified as liabilities)

	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Preferred share liability	40,000	40,000	-
Less: unamortized balance of financing costs	(1,137)	(1,276)	-
Net liability	38,863	38,724	-

Number of shares outstanding	20,000,000	20,000,000	-

The First Preferred Shares, Series “A” expire on December 31, 2010. Prior to January 11, 2010, the preferred shares are redeemable and retractable at the Company’s or holder’s option, with consent of the Company’s lenders (note 8) and after such date no consent is required.  The redemption or retraction price is equal to the issue price plus all accrued and unpaid dividends. As the preferred shares are not convertible and are mandatorily retractable with a prescribed cumulative dividend, they have been classified as a liability on the balance sheet.

Dividends are payable on a quarterly basis at a rate of 13.5% per annum. Dividend payments are recorded as interest expense in net income.  The preferred shareholders, after payment of dividends at the prescribed rate of 13.5% per annum and the payment of an equivalent amount of dividends to common shareholders, have the right to participate pari passu in any additional dividends payable to common shareholders.

By way of a Dividend Payment Agreement dated March 30, 2009, the Company has the option to pay the declared dividend in common shares (note 10(c)).

      c) Common shares issued and outstanding

	Number of shares	Amount
		$
Common Shares
Opening balance – January 1, 2009	146,789,711	207,161
Agents commission on preferred share issuance	1,404,762	1,180
Closing balance – March 31, 2009	148,194,473	208,341

On April 9, 2009, the Company issued 2,141,435 shares for $1,361 to the holders of the Company’s First Preferred shares in settlement of the March 31, 2009 declared dividend.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

d) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

The change in stock options outstanding for the period was as follows:

	Number of options	Weighted average exercise price
Opening balance – January 1, 2009	5,274,664	$2.55
Cancelled	(206,251)	2.14
Closing balance – March 31, 2009	5,068,413	$2.56
Options exercisable – March 31, 2009	3,289,767	$2.58

The following table summarizes information about stock options outstanding and exercisable at March 31, 2009:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average exercise price
		(years)		$	$
$1.51	223,000	0.39	1.51	223,000	1.51
$1.52 to $2.31	1,817,499	3.11	2.15	1,156,231	2.21
$2.32 to $3.24	3,027,914	3.31	2.89	1,910,536	2.92
	5,068,413	3.11	2.56	3,289,767	2.58

e)	Contributed surplus

$
Opening balance – at January 1, 2009	7,954
Stock-based compensation expense	200
Ending balance – at March 31, 2009	8,154

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

11   INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

a) The provision for income taxes consists of the following for the three months ended:

	March 31, 2009	March 31, 2008
	$	$
Current
Canada	-	49
United States	94	15
Total current expenses	94	64

Future
Canada	712	364
United States (recovery)	(123)	(43)
Total future expenses	589	321
Total income tax expense	683	385

The significant components of the future income tax assets and liabilities are as follows:
	March 31, 2009	December 31, 2008	March 31, 2008
	$	$	$
Non-capital loss carry-forwards	2,322	2,753	1,079
Capital loss carry-forwards	7,647	7,935	8,865
Premises and equipment	2	9	9
Other	2,300	2,613	2,888
	12,271	13,310	12,841
Valuation allowance	(8,039)	(8,366)	(9,289)
Future income tax asset	4,232	4,944	3,552

Deferred gain and other	749	841	893
Future tax liability	749	841	893

b)	The Company has non-capital losses to reduce future taxable income in Canada of approximately $7,781. These losses will expire in 2015 ($5,330) and 2028 ($2,451).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

12     RELATED PARTY TRANSACTIONS

a)  Included in accounts payable and accrued liabilities as at March 31, 2009 is $nil due to employees and officers for bonuses payable (December 31, 2008 - $50, March 31, 2008 - $4,278).

b) For the three months ended March 31, 2009, the Company paid $16 (March 31, 2008 – $nil) for administration services to a party related by virtue of having certain directors and officers in common.  The Company was also reimbursed $28 (March 31, 2008 – $nil) in office and premises costs by the same related party, of which $18 (December 31, 2008 - $11) is included in accounts receivable.

c)  For the three months ended March 31, 2009, the Company received $4 (March 31, 2008 - $5) in syndication fees from parties related by virtue of having certain directors and officers in common.

d)  Included in accounts payable and accrued liabilities as at March 31, 2009 is $44 (December 31, 2008 - $39, March 31, 2008 - $46) in co-lender interest payable to parties related by virtue of having certain directors and officers in common.

13    COMMITMENTS AND CONTINGENCIES

  a) Surety bond guarantees of $592 (US$486) have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

  b) The Company has entered into operating leases for office premises and other commitments. Annual payments required are approximately as follows:

$
2009	511
2010	586
2011	423
2012	423
2013	25

  c) Other commitments and contingencies are disclosed in note 6(e).

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

14  INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at March 31, 2009, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $224. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $262.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at March 31, 2009:

	Floating Rate	Within 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non –Interest Sensitive	Total
	$	$	$	$	$	$	$
Total assets	50,574	160,191	101,792	73,620	-	(3,353)	382,824
Total liabilities and equity	46,860	-	-	40,000	-	295,964	382,824
Difference	3,714	160,191	101,792	33,620	-	(299,317)	-
Cumulative difference	3,714	163,905	265,697	299,317	299,317	-	-
Cumulative difference as a percentage of total assets	1.0%	42.8%	69.4%	78.2%	78.2%	-	-

15  FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market.  Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

The fair values of cash deposits are assumed to approximate their carrying values due to their short-term nature.

The fair values of loans reflects changes in the general level of interest rates that have occurred since the loans were originated, net of any allowances for loan losses. These instruments lack an available trading market and are not typically exchanged. They have been valued assuming they will not be sold. The fair values are not necessarily representative of the amounts realizable in an immediate settlement of the instrument. For variable rate loans, the fair value approximates their

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

carrying values since these instruments reprice to market frequently. For fixed rate loans, fair value is determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks.

The fair value of the revolving debt facility is based on a variable rate of interest and reprices to market frequently and on that basis the fair value approximates the carrying value.

The fair value of the preferred share liability is determined by using market interest rates for financial instruments with similar terms and risks. This instrument lacks an available trading market and is not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments.

	March 31, 2009		December 31, 2008		March 31, 2008
	Carrying value	Fair value	Carrying value	Fair Value	Carrying value	Fair Value
	$	$	$	$	$	$
Assets
Cash deposits	3,875	3,875	1,621	1,621	1,894	1,894
Restricted cash	2,906	2,906	4,014	4,014	8,598	8,598
Loans receivable	369,846	369,598	373,852	372,757	327,087	327,087

Liabilities
Revolving debt facility	46,860	46,860	50,860	50,860	40,500	40,500
Preferred share liability	40,000	40,000	40,000	40,000	-	-

16  CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations.  The Company continually monitors its capital position to ensure these objectives are met.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at March 31, 2009, the Company was in compliance with its revolving debt facility covenants.

At March 31, 2009, management considers the Company’s capital to be comprised of debt payable of $46,323, preferred share net liability of $38,863 and all components of shareholders’ equity which amount to $293,762 for a total of $378,948.

Commencing in 2008, the Company’s dividend policy is to distribute sufficient dividends to shareholders throughout the fiscal year and within 90 days thereafter to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against taxable income.  The Company’s dividend policy is further described in the Company’s management’s discussion and analysis for the three months ended March 31, 2009.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  The Company is further exposed to adverse changes in conditions which affect real estate values.  These market changes may be regional, national or international in nature or may revolve around a specific product type.  Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first mortgage financings;

•	emphasis on borrowers’ experience;

•	local and regional diversification of mortgages;

•	diversification of the loan portfolio by asset type;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan originators and underwriters;

•	the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures on overdue loans.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.  As at March 31, 2009, the largest loan in the Company’s loan portfolio was $29 million (8% of the Company’s loan portfolio) and was not impaired.  This was also the largest aggregate amount owing by any one borrower.  Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower.  The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of the revolving debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations. The Company manages its revolving debt facility liquidity risk by accessing alternative sources of liquidity whether this be mortgage repayments, syndication proceeds or preferred share issuances. For both of these liquidity risks, the Company will syndicate a portion of its loans as part of its liquidity risk management.

As at March 31, 2009, the Company had drawn $46.9 million on its $70.0 million revolving debt facility and had future loan commitments to borrowers of up to $36.0 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at March 31, 2009, 29% of the Company’s loan portfolio, or $112.9 million, was due within a year.  With the current economic climate, the ability to accurately forecast actual repayments of the Company’s loan portfolio has become more difficult.

The current adverse economic climate is impacting real estate prices and the timing of take-out financing for certain loans in the Company’s portfolio.  Subsequent to March 31, 2009, the Company renegotiated certain terms of its revolving debt facility which will reduce amounts available under its debt facility during the current year (refer to subsequent note 20(c)) and amended certain covenants.  Based on management’s current financial projections and taking into account known and likely loan portfolio market developments over the remainder of fiscal 2009,

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

the Company does not anticipate any non-compliance with its covenants, namely minimum equity and tangible assets to debt ratios.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments.  In addition, the Company initiated a number of procedures to assist in its liquidity management during fiscal 2008 and 2009 including:

•	restricting loan advances to existing lending obligations and protective disbursements and a commitment to not fund any new loans prior to the repayment of the revolving debt facility in its entirety;

•	syndication of existing loans using an A/B priority structure whereby Quest will hold the B portion;

•	obtaining the agreement of preferred shareholders to enable the Company to settle their preferred share dividend payments in common shares of the Company, at the discretion of the Company.

As a result of these initiatives, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market Risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments.  The Company does not engage in any type of trading activities.  The Company’s material market risk is limited to interest rates as noted below.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the Bank Prime Rate plus a spread.  In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at March 31, 2009, the Company had 7 variable rate loans priced off the bank prime rate with an aggregate principal of $50.6 million and 47 fixed-rate loans with an aggregate principal of $335.6 million.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

17   SEGMENTED INFORMATION

The Company principally has one operating segment, which is the provision of mortgage financings.  The Company’s geographic location is Canada.

18SUPPLEMENTAL CASH FLOW INFORMATION

a)         Cash received or paid for the three months ended:

	March 31, 2009	March 31, 2008
	$	$
Interest received (non-loan)	14	254
Interest paid	325	319
Income tax instalments	33	67

b) Non-cash financing and investing activities:

	March 31, 2009	March 31, 2008
	$	$
Common shares issued as agent’s fee	1,180	-

19  FUTURE ACCOUNTING CHANGES

The CICA has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011.  Management has established a changeover plan to adopt IFRS on January 1, 2011. An implementation team has been created and management is engaging a third party advisor to assist.  Management has not yet started the process of assessing accounting policy choices and elections that are allowed under IFRS. Management will also assess the impact of the conversion on the Company’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

20  SUBSEQUENT EVENTS

a)
On April 9, 2009, the Company issued 2,141,435 common shares in payment of its March 31, 2009 declared dividend of $1,361 on the Cumulative13.5% First Preferred Shares, Series A.  Refer to note 10 (b) and (c).

b)
On April 22, 2009, the Company completed a $30,000 syndication of a portion of its loan portfolio.  The syndication was effected through a structure involving senior and subordinated positions, whereby the syndicate partners are in the senior position and the Company is in the subordinated position.  The proceeds of the syndication were applied to reduce the Company’s revolving debt facility.

Quest Capital Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
For the three months ended March 31, 2009
(Expressed in thousands of Canadian dollars, except share capital information)

c)
On April 30, 2009, the Company successfully renegotiated its revolving debt facility whereby the Company has amended its financial covenants, the maximum facility amount and the interest rate increment.

d)
On May 4, 2009, the Company announced the closure of one of its offices and the departure of several employees.  The severance and related costs associated with these measures will result in an estimated charge of $1,545 to expenses in the second quarter 2009.